As filed with the Securities and Exchange Commission on October 9, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

First Advantage Corporation

(Name of Subject Company (Issuer))

The First American Corporation

(Name of Filing Persons (Offeror))

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

31845F 10 0

(CUSIP Number of Class of Securities)

Kenneth D. DeGiorgio, Esq.

General Counsel

The First American Corporation

1 First American Way

Santa Ana, California 92707-5913

(714) 250-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copy to:

Michelle Hodges

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

12th Floor

Irvine, CA 92612

CALCULATION OF FILING FEE

Transaction Valuation*: $363,373,759.03	Amount of Filing Fee**: $20,277.00

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The value of the transaction was calculated as the product of (i) $18.59 (the average of the high and low sales prices per share of the Class A common stock, par value $0.001 per share, of First Advantage Corporation (“Class A Shares”) on October 7, 2009 (as reported by the NASDAQ Stock Market)) and (ii) 19,546,733 (the maximum number of Class A Shares that may be acquired in this transaction).
**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000558.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $20,277.00	Form or registration no.: Form S-4 (No. 333-162398)
Filing Party: The First American Corporation	Date Filed: October 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

The First American Corporation (“First American”) is offering to exchange for each outstanding share of Class A common stock of First Advantage Corporation validly tendered and not properly withdrawn in the Offer (as defined below) 0.58 of a First American common share, subject to the terms and conditions described in the Prospectus filed as exhibit (a)(4) hereto and the letter of transmittal filed as exhibit (a)(1)(i) hereto (which together, as each may be amended, supplemented, or otherwise modified from time to time, constitute the “Offer”).

ITEMS 1 THROUGH 11

As permitted by General Instruction F to Schedule TO, all information contained in the Offer is hereby expressly incorporated herein by reference in response to Items 1 through 11 in this Schedule TO.

ITEM 12.	EXHIBITS

(a)(1)(i)	Letter of Transmittal (including Substitute Form W-9).

(a)(1)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Notice of Guaranteed Delivery.

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)	Prospectus registering the offer and sale of common shares of The First American Corporation to be issued in the Offer and the related merger (incorporated by reference to The First American Corporation’s registration statement on Form S-4 filed on October 9, 2009).

(a)(5)(i)	Press Release, dated October 8, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed on October 8, 2009).

(a)(5)(ii)	Press Release, dated October 9, 2009 (incorporated by reference to The First American Corporation’s registration statement on Form S-4 filed on October 9, 2009).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THE FIRST AMERICAN CORPORATION
By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Senior Vice President, General Counsel

Dated: October 9, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Letter of Transmittal (including Substitute Form W-9).

(a)(1)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Notice of Guaranteed Delivery.

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)	Prospectus registering the offer and sale of common shares of The First American Corporation to be issued in the Offer and the related merger (incorporated by reference to The First American Corporation’s registration statement on Form S-4 filed on October 9, 2009).

(a)(5)(i)	Press Release, dated October 8, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed on October 8, 2009).

(a)(5)(ii)	Press Release, dated October 9, 2009 (incorporated by reference to The First American Corporation’s registration statement on Form S-4 filed on October 9, 2009).